OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Global Med Technologies, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
37935E101
(CUSIP Number)
August 28, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,961,340*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,961,340*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,961,340*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

*	Excludes 9,625,000 shares issuable upon exercise of a warrant to acquire 4,125,000 shares of common stock of Global Med Technologies, Inc. (“Common Stock”) and convertible preferred stock convertible into 5,500,000 shares of Common Stock, which are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrant or converting the preferred stock, as applicable, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS Victory Park Special Situations Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,961,340*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,961,340*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,961,340*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

*	Excludes 9,625,000 shares issuable upon exercise of a warrant to acquire 4,125,000 shares of common stock of Global Med Technologies, Inc. (“Common Stock”) and convertible preferred stock convertible into 5,500,000 shares of Common Stock, which are subject to so called “blocker” provisions prohibiting the holder from exercising the warrant or converting the preferred stock, as applicable, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,961,340*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,961,340*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,961,340*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

*	Excludes 9,625,000 shares issuable upon exercise of a warrant to acquire 4,125,000 shares of common stock of Global Med Technologies, Inc. (“Common Stock”) and convertible preferred stock convertible into 5,500,000 shares of Common Stock, which are subject to so called “blocker” provisions prohibiting the holder from exercising the warrant or converting the preferred stock, as applicable, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,961,340*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,961,340*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,961,340*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*	Excludes 9,625,000 shares issuable upon exercise of a warrant to acquire 4,125,000 shares of common stock of Global Med Technologies, Inc. (“Common Stock”) and convertible preferred stock convertible into 5,500,000 shares of Common Stock, which are subject to so called “blocker” provisions prohibiting the holder from exercising the warrant or converting the preferred stock, as applicable, to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the issued and outstanding shares of Common Stock.

CUSIP No. 37935E101
This Amendment No. 2 to 13G amends and restates in its entirety the Schedule 13G filed by certain of the reporting persons with respect to the Issuer on December 31, 2007, as previously amended on February 14, 2008.
Item 1(a) Name of Issuer:
Global Med Technologies, Inc. (the “Issuer”)
Item 1(b) Address of Issuer’s Principal Executive Offices:
12600 West Colfax, Suite C-420
Lakewood, Colorado 80215
Item 2(a) Name of Person Filing:
Victory Park Capital Advisors, LLC
Victory Park Special Situations Master Fund, Ltd.
Jacob Capital, L.L.C.
Richard Levy
Victory Park Capital Advisors, LLC is the investment manager for Victory Park Special Situations Master Fund, Ltd. or the “Fund.” The Fund is the record holder of the securities reported herein. Jacob Capital, L.L.C. is the manager of Victory Park Capital Advisors, LLC. Richard Levy is the sole member of Jacob Capital, L.L.C.
Item 2(b) Address of Principal Business Office or, if none, Residence:
The business address for each of the reporting persons, other than the Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Fund, is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.
Item 2(c) Citizenship:
Victory Park Capital Advisors, LLC is a Delaware limited liability company. The Fund is a Cayman Islands exempted company. Jacob Capital, L.L.C. is an Illinois limited liability company. Richard Levy is a citizen of the United States.
Item 2(d) Title of Class of Securities:
Common Stock, par value per share $.01 (the “Common Stock”)
Item 2(e) CUSIP Number:
37935E101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4. Ownership

CUSIP No. 37935E101
As of August 29, 2008:
(a)	Amount beneficially owned:

Victory Park Capital Advisors, LLC	3,961,340 shares
Victory Park Special Situations Master Fund, Ltd.	3,961,340 shares
Jacob Capital, L.L.C.	3,961,340 shares
Richard Levy	3,961,340 shares
     Each of the reporting persons may be deemed to be the beneficial owner of a warrant to acquire 4,125,000 shares of the Issuer’s common stock and convertible preferred stock exercisable to acquire 5,500,000 shares of the Issuer’s common stock. The warrant and the convertible preferred stock each contain a contractual provision blocking exercise of the warrant and conversion of the convertible preferred stock if after exercise or conversion the holder would be the beneficial owner of more than 9.99% of the issued and outstanding shares of Common Stock. Accordingly, based on the number of outstanding shares of the Issuer’s Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, 9,625,000 of the shares underlying the warrant and the preferred stock are not exercisable and consequently, the shares underlying them have not been included in the number of shares beneficially owned by the reporting persons.
(b)	Percent of class*:

Victory Park Capital Advisors, LLC	13.0%
Victory Park Special Situations Master Fund, Ltd.	13.0%
Jacob Capital, L.L.C.	13.0%
Richard Levy	13.0%

*	Based on 30,447,812 shares of Common Stock outstanding as reported in the Issuers Quarterly Report on Form 10-Q for the period ended June 30, 2008 as filed with the Securities and Exchange Commission on August 13, 2008.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Victory Park Capital Advisors, LLC	0 shares
Victory Park Special Situations Master Fund, Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares
(ii)	Shared power to vote or to direct the vote

Victory Park Capital Advisors, LLC	3,961,340 shares
Victory Park Special Situations Master Fund, Ltd.	3,961,340 shares
Jacob Capital, L.L.C.	3,961,340 shares
Richard Levy	3,961,340 shares
(iii)	Sole power to dispose or direct the disposition of

Victory Park Capital Advisors, LLC	0 shares
Victory Park Special Situations Master Fund, Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares
(iv)	Shared power to dispose or to direct the disposition of

CUSIP No. 37935E101

Victory Park Capital Advisors, LLC	3,961,340 shares
Victory Park Special Situations Master Fund, Ltd.	3,961,340 shares
Jacob Capital, L.L.C.	3,961,340 shares
Richard Levy	3,961,340 shares
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below each of Victory Park Capital Advisors, LLC, Victory Park Special Situations Master Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, each of Victory Park Capital Advisors, LLC, Victory Park Special Situations Master Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2008

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy Name: Richard Levy
Title: Sole Member

CUSIP No. 37935E101

VICTORY PARK SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ Richard Levy Name: Richard Levy
Title: Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy Name: Richard Levy
Title: Sole Member

/s/ Richard Levy

Richard	Levy